

OFFERING
MEMORANDUM

facilitated by



Pistil Holdings

FORM C OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201. EXPEDITED

OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Pistil Holdings
State of Organization	CO
Date of Formation	03/16/2016
Entity Type	Limited Liability Company
Street Address	5082 E Hampden Ave PMB 242, Denver CO, 80222
Website Address	janewest.com

(B) Directors and Officers of the Company

Key Person		Scot Crow
Position with the Company		
	Title	Board Member
	First Year	2016
Other business experience (last three years)		*https://www.dickinson-wright.com/our-people/scot-c-crow*

Key Person	Amy Dannemiller
Position with the Company Title First Year	CEO, Jane West 2016
Other business experience (last three years)	https://en.wikipedia.org/wiki/Jane_West_(campaigner)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Scot Crow	33%
Amy Dannemiller	52.5%

(D) The Company's Business and Business Plan

Make life #betterwithjane

Our brand is built by cannabis lovers for an emerging market of mainstream consumers. Thoughtfully designed accessories and home goods offer these consumers a sophisticated cannabis experience at home and on the go. Our team is among 36% of consumers who use cannabis daily and we are dedicated to creating and curating stylish signature products made for flower lovers like us.

- We've raised over $1.8M to date
- We believe that diversity is strength. The company is currently 80% minority held 23
- accredited early stage investors invested $1.3M
- Since 2018, we have raised over $717K from 3,400+ investors from 42 countries and every U.S. state and territory.
- Now, we're opening up a new round to unaccredited investors to help us fund the next stage of our growth with new product lines and strategic restructuring

Traction

- Travel Collection | We have sold through over 90% of our first 40K units of our signature Travel Collection. We sell our accessories direct to consumer on our e-commerce site flwr.shop.
- Everyday Collection | Our royalty-based merchandising agreement with High Tide Inc. will distribute branded consumption accessories to Canada, the United States, the United Kingdom and the European Union this year.
- CBD Collection | available worldwide, we partner with the best manufacturers to make quality hemp-derived products. Our Square-supported CBD e-commerce site betterwithjane.com sells direct to consumer.
- American Glass | Since July 2020 we have sold over 500,000 customized pipes across North American

The Investment Opportunity

Unlike most geographically restricted, state-regulated cannabis businesses, the Jane West brand has generated revenue through royalties, proprietary product sales, and branded child resistant packaging. This model monetizes cannabis without the high risk or market-based limitations associated with licensed cannabis production.

- Current valuation: $15,000,000
- B2B strategy: Secure distribution partners state by state as legalization occurs nationwide D2C
- strategy: quality branded accessories, merchandise and apparel, at accessible prices

The Team

Jane West, CEO

I am a proud daily cannabis consumer. I love the plant's smell and taste and the effect it has on me. I prefer smoking flower because it remains the fastest acting, most reliable method I've found.

In 2013, I founded Edible Events Company, hosting cannabis-friendly Friday night cocktail parties designed to normalize consumption. At these parties like-minded adults celebrated legalization at Denver art galleries with elegant food and live music. These events filled a previously empty niche and were immediately popular. They were soon co-sponsored by the Colorado Symphony Orchestra, and media attention followed quickly. Our collaboration - "Red Rocks on a High Note"
- was featured on Nightline. After I made another appearance on CNBC promoting cannabis use, I was asked to resign from the "day job" of eight years managing corporate events.

My monthly events were selling out, but they were also pushing the limits of legal social consumption. The parties attracted the attention of the anti-cannabis contingent and the city of Denver. In 2014, a SWAT team shut down my 4/20 brunch event at a small private bakery. In addition to receiving criminal charges and a year's probation, I was explicitly banned from hosting events with cannabis consumption.

The constant media attention put me in the spotlight. Suddenly, women from all walks of life were reaching out to ask how to enter the cannabis industry. With a new criminal record and no actual job in the sector, I certainly didn't think I had sage advice to give. But I am good at organizing people and getting a lot done in a short amount of time, so I pivoted and focused my time on organizing women-led initiatives within cannabis.

I founded Women Grow and held the group's first networking meeting in 2014. Since then over 100,000 people have attended Women Grow networking events. After two years dedicated to building Women Grow, I set off on my own in 2016 to start a first of its kind company making glassware and accessories for flower lovers like me.

I had a vision of my own glassware line and a sophisticated set of dugouts and one hitters that fit my aesthetic. I also dreamed of building my company brick by brick in exactly the way I saw fit. I believe diversity is crucial to success and that the culture of the companies I partner with matters. I raised capital from small investors and built a company that is 80% owned by women and people of color. Today our equity crowdfunding campaigns invite everyday people from all around the world to be part of the Jane West brand. We have closed with $550K from 2500+ investors across 42 countries and every US state and territory.

Thank you for taking the time to learn about how we got here and what we are building. Please considering investing in our future. My

best,

Jane West

Kate Csillagi, VP of Sales

Kate is a sales executive with a diverse background in leadership, strategic partnerships, and talent acquisition. Prior to joining forces with Jane West, she led a high performing team for over a decade at GRAV, a leading cannabis accessory brand.

Liz Bloom, Creative Director

Liz is multifaceted creative with a background in graphic design, fashion, marketing, and e- commerce. Liz's focus is on visual story-telling, in order to conceptualize, execute and artistically communicate the brand's message, principles, and values in order to engage and captivate their audience, thus encouraging loyalty and lasting relationships between individuals and Jane West.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	September 26, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$535,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Proprietary Product Inventory	$13,200	$150,000
Marketing, Signage, POP Displays	$7,200	$100,000
Influencer Marketing	$3,000	$54,100
Contract Staffing	$2,400	$48,800
Overhead	$2,400	$150,000
Mainvest Compensation	$1,800	$32,100
TOTAL	$30,000	$535,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
  If you decide to invest, enter an amount and press the Invest button Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational](#) [Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of a Crowdfunding Simple Agreement for Future Equity The securities are being offered at a value of $1 per 1 Crowd SAFE.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of the Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE"), the Terms of which are) attached as Appendix A. Copies of the Crowd SAFE are attached to this Form C

Summary of Terms

Minimum Amount of the Securities Offered	30,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	30,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00
Offering Deadline	September 26, 2022
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on page 45.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $2,000,000 (each an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

(a) the quotient of $25,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii)convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $25,000,000.00, the lowest price securities were sold for in the relevant Equity Financing round (see below). The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the SAFE Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities. The "SAFE Price" is equal to $25,000,000.00 divided by the "Fully Diluted Capitalization", which is the aggregate number of issued and outstanding units of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all units of capital stock reserved and available for future issuance under any of the Company' s existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, including these Securities, and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs. Such Conversion Price shall be deemed the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser must select, within thirty (30) days of receiving notice, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $25,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes. In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event (or a lesser amount as described below and in the Crowd SAFE). If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, within thirty (30) days of receiving notice, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (or a lesser amount as described above and in the Crowd SAFE)or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing. If the Company's managers or board of directors (if the Company is a corporation) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's managers or board of directors (if he Company is a corporation).

Agency Appointment

Pursuant to the Crowd SAFE, the Investor and Company appoint the Intermediary, and its Associated Persons (as defined in FINRA Rule 1011), as their agent, to act for the Investor and Company and in each of the Investor's and Company's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by the Intermediary to carry out fully the provisions of the Crowd SAFE and Reg. CF in accordance with their terms, which agency shall survive the dissolution of the Company (the "Agency"). The Agency will be irrevocable until termination of the Crowd SAFE. The Intermediary disclaims, and each of the parties to the Crowd SAFE agree that the Intermediary shall not have, any and all liability or fiduciary duty that might result from the provision and any actions arising out of it. The Intermediary may assign this Agency to an affiliate under common control without consent.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors or equivalent governing body at the time of the Dissolution Event) and all holders of common stock. A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

● The Company does not have the right to repurchase the Securities.

● The Securities do not have a stated return or liquidation preference.

● The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion

of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Obligation to Contribute Capital

Once you pay for your Crowd SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Other Classes of Securities

Name of Security	Class A-1 LLC/Membership Interests
Number of Shares Outstanding	2,257,800
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Certain voting rights with Board Representation
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class A-2 LLC/Membership Interests
Number of Shares Outstanding	2,257,800
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Certain voting rights with Board Representation
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class B LLC/Membership Interests
Number of Shares Outstanding	3,352,936
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Board representation controlled by majority holder of the Class B units
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class C LLC/Membership Interests
Number of Shares Outstanding	9,899,986
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	None
How these securities differ from the revenue sharing notes being offered to investors	None

Name of Security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Number of Shares Outstanding	$721,199
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	None
How these securities differ from the revenue sharing notes being offered to investors	SAFE units 2018+2020+2021

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Crowd SAFE

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company

Name of Holder	% of Voting Power (Prior to Offering)
Scot Crow	33%
Amy Dannemiller	52.5%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed

How the Crowd SAFEs are Being Valued

The Company is offering "securities" in the form of equity the Crowd SAFE., The Investment Certificates are being offered at a value of $1 per CrowdSafe

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Dickinson Wright	$184,633	0%	05/21/2025	no terms, no interest
Deferred Compensation	$393,000	0%	05/31/2028	no terms, no interest

(Q) Other Offerings of Securities within the Last Three Years

Form C-AR page 27-29; https://sec.report/Document/0001726537-21-000007/ CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security Class A1 LLC/Membership Interests Amount outstanding 2,257,800 Voting Rights Certain voting rights with Board Representation AntiDilution Rights Founders units with anti‑ dilution protection until $2mm in aggregate proceeds raised.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run. Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). 12.8%

Type of security Class A2 LLC/Membership Interests Amount outstanding 2,257,800

Voting Rights Certain voting rights with Board Representation AntiDilution Rights Founders units with antidilution protection until $2mm in aggregate proceeds raised.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run. Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). 12.8%

Type of security Class B LLC/Membership Interests Amount outstanding 3,352,936 Voting Rights Board representation controlled by majority holder of the Class B units AntiDilution Rights To the extent that the Company issues any Remaining Class B Membership Units, Units or other equity in the Company (collectively "New Units") (other than any issuance pursuant to (i) the sellers of a company or a business (or any related assets) acquired by or merged with the Company as part or all of the acquisition; (ii) any additional Class B Membership Units issued pursuant to the Company's agreements; or (iii) any employee incentive plan that has been adopted by the Company)) and the purchase price per Unit is less than $1.66 (as determined without regard to the operation of the Company's agreements and the issuance of Adjusting Units), as adjusted (a "Dilutive Transaction"), contemporaneously with the Dilutive Transaction, (i) the Company will issue to each of the Class B Members additional Class B Membership Units in the Company in an amount which provides them with the Percentage Interest which they would have held in the Company represented by the Units purchased by them on date of the Dilutive Transaction, had the New Units been sold at $1.66 per Unit, as Adjusted ("Adjusting Units") and (ii) the number of Remaining Units Class B Units available for purchase by the Class B Members pursuant to the Company's agreements shall be increased to an amount which would provide each Class B Member with the Percentage Interest (upon exercise of an Option) which they would have held in the Company represented by the Units available for purchase by them on date of the Dilutive Transaction, had the New Units been sold at $1.66 per Unit. How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF N/A Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). 18.7%

Type of security Class C LLC/Membership Interests Amount outstanding 9,899,986 Voting Rights None AntiDilution Rights None How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF Not Applicable Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). 55.7%

Type of security Units of Crowd SAFE (Simple Agreement for Future Equity) Amount outstanding 721,199 Voting Rights None AntiDilution Rights None How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF N/A

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Jane West has been operating since March 2016 and has since achieved the following milestones:

⚬Secured production partners in 14 US states and across Canada.

⚬Achieved revenue of $369,193 in 2020, which then grew to $619,170 in 2021.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$775,000	$1,000,000	$1,200,000	$1,320,000	$1,452,000
Cost of Goods Sold	$450,000	$500,000	$576,000	$607,200	$638,880
Gross Profit	$325,000	$500,000	$624,000	$712,800	$813,120
EXPENSES					
Salaries	$225,000	$225,000	$275,000	$325,000	$375,000
Legal & Professional Fees	$80,000	$100,000	$110,000	$120,000	$130,000
Other Operating Expenses	$100,000	$102,500	$105,062	$107,688	$110,380
Operating Profit	$-80,000	$72,500	$133,938	$160,112	$197,740

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has filed reports required by Regulation Crowdfunding. The most recent report was filed with the SEC on April 29, 2022 and is through the SEC's database.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any payments owed in accordance with the Crowd SAFE or any subsequent equity will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Crowd SAFE" and are not enforceable under "the Crowd SAFE".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$503,950.00	$483,211.00
Cash & Cash Equivalents	$82,250.00	$93,011.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$336,194.00	$592,438.00
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-233,129.00	$-51,536.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V